Exhibit 99.75

Franco-Nevada Corporation

NI 43-101 Technical Report

Goldstrike Properties Royalty

Elko, NV

Prepared for:

Franco-Nevada Corporation

Exchange Tower

130 King Street West, Suite 740

P.O. Box 467

Toronto, Ontario, M5X 1E4

SRK Project Number: 178600.070

Prepared by:

7175 W. Jefferson Ave.

Suite 3000

Lakewood, CO 80235

Effective Date: March 22, 2011

Report Date: March 24, 2011

Endorsed by QP:

Dr. Neal Rigby, CEng, MIMMM, PhD

Table of Contents

1	INTRODUCTION (ITEM 4)			1-1
	1.1	Terms of Reference and Purpose of the Report		1-1
	1.2	Basis of the Technical Report on Royalty Interests		1-1
	1.3	Effective Date		1-2
	1.4	Qualifications of Consultants (SRK)		1-2
2	RELIANCE ON OTHER EXPERTS (ITEM 5)			2-1
	2.1	Cautionary Statement for the Royalty Report		2-1
	2.2	Limitations and Reliance on Information		2-1
3	PROPERTY DESCRIPTION AND LOCATION (ITEM 6)			3-1
	3.1	Property Location		3-1
	3.2	Mineral Titles		3-1
	3.3	Location of Mineralization		3-1
	3.4	Royalties, Agreements and Encumbrances		3-2
		3.4.1	Franco-Nevada Royalty Interest	3-2
		3.4.2	Royal Gold, Inc. Royalty Interest	3-2
	3.5	Environmental Liabilities and Permitting		3-2
		3.5.1	Environmental Compliance	3-3
		3.5.2	Environmental Permitting	3-3
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)			4-1
	4.1	Topography, Elevation and Vegetation		4-1
	4.2	Climate and Length of Operating Season		4-1
	4.3	Access to Property		4-1
	4.4	Surface Rights		4-1
	4.5	Local Resources and Infrastructure		4-2
5	HISTORY (ITEM 8)			5-1
	5.1	Historic Mineral Resources and Reserve Estimates		5-1
	5.2	Historic Production		5-4
6	GEOLOGICAL SETTING (ITEM 9)			6-1
	6.1	Regional and Local Geology		6-1
		6.1.1	Structure	6-1
		6.1.2	Alteration	6-1
	6.2	Regional Tectonic Development		6-2
	6.3	Project Geology		6-3
7	DEPOSIT TYPE (ITEM 10)			7-1
	7.1	General		7-1
	7.2	Geological Model		7-1
8	MINERALIZATION (ITEM 11)			8-1
	8.1	Goldstrike Open Pit Mine		8-1
	8.2	Goldstrike Underground Mine		8-1
	8.3	Variations		8-1
9	EXPLORATION (ITEM 12)			9-1

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10	DRILLING (ITEM 13)			10-1
	10.1	Type and Extent of Drilling		10-1
		10.1.1	Goldstrike Open Pit Mine	10-1
		10.1.2	Goldstrike Underground Mine	10-1
11	SAMPLING METHOD AND APPROACH (ITEM 14)			11-1
	11.1	Goldstrike Open Pit Mine		11-1
	11.2	Goldstrike Underground Mine		11-1
12	SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)			12-1
13	DATA VERIFICATION (ITEM 16)			13-1
14	ADJACENT PROPERTIES (ITEM 17)			14-1
15	MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)			15-1
16	MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES (ITEM 19)			16-1
	16.1	Resource Estimation		16-1
	16.2	Reserve Estimation		16-2
17	OTHER RELEVANT DATA AND INFORMATION (ITEM 20)			17-1
18	ADDITIONAL REQUIREMENTS FOR PRODUCTION PROPERTIES (ITEM 25)			18-1
	18.1	Mining Method		18-1
		18.1.1	Goldstrike Open Pit Mine	18-1
		18.1.2	Goldstrike Underground Mine	18-1
	18.2	Mining Operations		18-1
		18.2.1	Goldstrike Open Pit and Underground Mine Production	18-1
		18.2.2	Additional Mining Operation Information	18-2
	18.3	Markets		18-2
	18.4	Contracts		18-2
	18.5	Environmental Considerations		18-2
	18.6	Taxes and Royalties		18-3
		18.6.1	Taxes	18 3
		18.6.2	Royalties	18-3
	18.7	Capital and Operating Costs		18-3
19	INTERPRETATION AND CONCLUSIONS (ITEM 21)			19-1
20	RECOMMENDATIONS (ITEM 22)			20-1
21	REFERENCES (ITEM 23)			21-1
22	GLOSSARY			22-1
	22.1	Mineral Resources and Reserves		22-1
		22.1.1	Mineral Resources	22-1
		22.1.2	Mineral Reserves	22-1
	22.2	Glossary		22-3

List of Tables

Table 3.5.2.1: Agency Permits and Authorizations*	3-4
Table 5.1.1: Goldstrike Open Pit Mine Historic Measured Mineral Resources*	5-1
Table 5.1.2: Goldstrike Open Pit Mine Historic Indicated Mineral Resources*	5-2
Table 5.1.3: Goldstrike Underground Mine Historic Measured Mineral Resources*	5-2
Table 5.1.4: Goldstrike Underground Mine Historic Indicated Mineral Resources*	5-3
Table 5.1.5: Goldstrike Open Pit Historic Proven and Probable Mineral Reserves	5-3
Table 5.1.6: Goldstrike Meikle Historic Proven and Probable Mineral Reserves	5-3
Table 5.1.7: Goldstrike Rodeo Projects Historic Proven and Probable Mineral Reserves	5-4
Table 5.1.8: Goldstrike Underground Historic Proven and Probable Mineral Reserves	5-4
Table 5.2.1: Historic Production for the Goldstrike Open Pit	5-4
Table 5.2.2: Historic Production for the Goldstrike Underground Mine	5-4
Table 5.2.3: Historic Production for the Goldstrike Properties	5-5
Table 16.1.1: Goldstrike Open Pit and Underground Mine Mineral Resources (as at December 31,2010)(1)	16-2
Table 16.2.1: Goldstrike Open Pit and Underground Mine Reserves (as at December 31, 20010)	16-2
Table 18.2.1.1: Goldstrike Open Pit and Underground Mine Production Summary (YE 2010)*	18-1
Table 18.7.1: Goldstrike Operating and Capital Costs (YE 2010)*	18-3
Table 22.2.1: Glossary	22-3
Table 22.2.2: Abbreviations	22-4

List of Figures

Figure 3-1: Goldstrike Properties Area Location Map	3-5
Figure 3-2: Goldstrike Properties Mineralization Location	3-1
Figure 3-3: Franco-Nevada Goldstrike Royalties	3-2
Figure 4-1: Goldstrike Properties General Arrangement	4-3
Figure 6-1: Simplified Geologic Map of the Carlin Trend	6-4
Figure 6-2: Gold Deposits, Northern Carlin Trend	6-5
Figure 6-3: Goldstrike Orebodies, Structure and Stratigraphy	6-6
Figure 8-1: Spectrum Diagram for Various Carlin Trend Gold Deposits	8-2

List of Appendices

Appendix A

Certificate of Author

Summary (Item 3)

SRK Consulting (U.S.), Inc. (SRK), was commissioned by Franco-Nevada Corporation (Franco-Nevada) on February 24, 2011 to prepare a Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101) compliant Technical Report on its net smelter return (NSR) and net profit interest (NPI) royalties on gold produced at the Goldstrike Properties (Goldstrike Properties or the Project) owned by Barrick Gold Corporation (Barrick) located near Elko, Nevada.

This report has been prepared for Franco-Nevada, who holds a royalty interest (not direct ownership) on the Project. Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated to do so.  The royalty holder therefore is limited in the amount of information and details it can disclose to that which is available in the public domain.  This Technical Report, therefore, relies primarily upon general information available in the public domain including: Barrick Annual Reports, Barrick Annual Information Forms, Barrick Audited Financial Statements, information available on the Barrick website and information available on other websites.

The information contained in this report is effective as of March 22, 2011.

Property Description and Location

The Project is located on the Carlin Trend, in north-central Nevada in Elko and Eureka Counties, approximately 40km north of the town of Carlin, at 40° 58’ 18” N, 116° 21’ 52” W. The Project comprises the Betze-Post open pit mine (the Goldstrike Open Pit Mine) and the Meikle and Rodeo underground mines (the Goldstrike Underground Mine).  The Project consists of two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulfide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore.  These process facilities treat the ore from Goldstrike’s open pit and underground mines.

Franco-Nevada Royalty Interest

As further described below Franco-Nevada holds royalty interests (the Goldstrike Royalties) in the Goldstrike complex that is comprised of the Betze-Post and the Meikle and Rodeo mines (collectively, the Goldstrike Properties). Barrick is the operator of the Goldstrike complex.

The Goldstrike Royalties within the Goldstrike complex are made up of the following multiple claims groups:

•                  4% NSR and 5% NPI that cover the Post and Goldstrike claims (collectively known as the Post and Goldstrike Royalty), which cover the central and southern portions of the Goldstrike Open Pit Mine. These royalties apply to a total of 30 claims (466 acres);

•                  4% NSR and 5% NPI over 805 acres covering the Extension and Gold Bug claims (collectively known as the Extension-Gold Bug Royalty) which cover the Goldstrike Underground Mine. The Goldstrike Underground Mine is located just north of the Goldstrike Open Pit Mine, along the same mineralized trend as the surface deposits. The Goldstrike Underground Mine includes the Meikle deposit, a high-grade ore body that

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was discovered in 1989 and began production in 1996 and the Rodeo deposit, a second ore body that began production in 2002;

•                  2% NSR over the Bazza claims and a 2% NSR and 2.4% NPI over the Bazza Strip area (collectively the Bazza Royalty), which cover a western portion of the Goldstrike Open Pit Mine;

•                  6% NPI over the SJ claims and SPLC lease area (collectively known as the SJ and SPLC Royalty), which cover the northwestern and southwestern portions of the Goldstrike Open Pit Mine; and

•                  2%-4% NSR royalties on the peripheral Corbett, Pandora, Royal, Weimer claim groups and Rodeo Creek fee lands.

For Post-Goldstrike & Extension-Gold Bug, affected claims and acreage are revised to correct prior transfers and claim overlaps onto fee lands.

These royalties cover a substantial portion, but not all, of the reserves, resources, production and/or exploration targets reported by Barrick from the Goldstrike complex.

Ownership

The following paragraph is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

As of December 31, 2009, the Goldstrike property comprised approximately 4,197ha of surface rights ownership/control (3,420ha private and 778ha public), and approximately 3,535ha of mineral rights ownership/control (2,741ha private and 794ha public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage.  The Goldstrike Open Pit and Underground Mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.

Geology and Mineralization

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits — Post Oxide, Betze, Rodeo and Meikle — are all hosted in sedimentary rocks of the Silurian to Devonian ages.  The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle

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deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica.  Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits — Betze, Rodeo and Meikle — the gold is still locked up with the iron sulfide and an additional processing step (autoclaving or roasting) is required to free the gold.

Exploration

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

In 2009, Goldstrike exploration activities focused on drifting and resource delineation at Deep North Post underground and minor drill testing in the Banshee area. Banshee results were not significant enough to warrant immediate follow-up drilling. The results at Deep North Post were positive.  Although the Deep North Post drifting was not completed, the exploration group delineated a potential deposit with 60m drill spacing. Approximately 25% of this ore is above the current water table. A total of 2,988m of underground core and 2,115m of surface rotary drilling were completed in 2009.

In 2010, Goldstrike exploration is targeting the Deep North Post and Corona areas for drilling. At Deep North Post an additional 66m of drifting will be completed. Reserve delineation drilling at Deep North Post will drill out the potential deposit at 30m spacing with 5,135m of underground core.  An additional 1,845m of core will test for extensions or new pods of mineralization in the area. At Corona, 3,415m of surface rotary drilling will test for high grade mineralization in the northwest area of the property. This Corona area is located approximately 1,000 to 2,500m west and northwest of Meikle. New targets are expected to be generated by relogging and remodeling of the geology across the property.

Development and Operations

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010), except where noted. Changes to standardizations have been made to suit the format of this report.

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulfide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined capacity of these two facilities is approximately 33,000 to 35,000t/d. These process facilities treat the ore from Goldstrike’s open pit and underground mines.  Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. All material permits to conduct operations at the mine have been obtained and are in good standing. In December 2005, Barrick began operating a 115MW natural gas-fired power plant that provides a portion of Goldstrike’s power requirements.  The remaining power requirements are satisfied by open market purchases of electricity.

Due to increasing levels of carbonate minerals in the ore produced at the Goldstrike property, alkaline-modified pressure oxidation is being evaluated and studied in 2010 for use at the property. This technology, which was used at Goldstrike in 2009, has a lower recovery than the conventional acid autoclave configuration, but is better suited to processing ore with increased levels of carbonate minerals.  In general, Goldstrike expects to produce less ore suitable for

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autoclaving in 2010, however, Barrick intends to ship ore from its Storm mine in Nevada to Goldstrike to use the autoclave’s excess capacity.

At the Goldstrike Complex, Barrick’s metallurgists have been successful in piloting a thiosulphate leaching flow sheet after the autoclave process that enables treatment of mixed carbonaceous material previously routed to the roaster. Barrick expect this will extend the life of the autoclaves and help support production rates at Goldstrike. According to Barrick, there is good potential to apply this process. (Barrick, 2011)

Conclusions and Recommendations

SRK notes that some of the information residing in the public domain was generated internally by Barrick. Reserves and resources require NI 43-101 compliance for public disclosure, and as such, are assumed to be NI 43-101 compliant.

SRK is not aware of any issues that have not been otherwise disclosed in this report which would materially affect the Project and makes no further recommendations in regard to the Project or the royalty holder.

IV

1                                         Introduction (Item 4)

SRK Consulting (U.S.), Inc. (SRK), was commissioned by Franco-Nevada Corporation (Franco-Nevada) on February 24, 2011 to prepare a Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101) compliant Technical Report on its net smelter return (NSR) and net profit interest (NPI) royalties on gold produced at the Goldstrike Properties (Goldstrike Properties or the Project) owned by Barrick Gold Corporation (Barrick) near Elko, Nevada.

1.1          Terms of Reference and Purpose of the Report

This report has been prepared for Franco-Nevada in connection with its royalty interests (not direct ownership) in the Project. Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated to do so.  The royalty holder therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain.  This Technical Report, therefore, relies primarily upon general information available in the public domain including: Barrick Annual Reports, Barrick Annual Information Forms, Barrick Audited Financial Statements, information available on the Barrick website and information available on other websites.

1.2          Basis of the Technical Report on Royalty Interests

This Technical Report relies primarily upon general information available in the public domain. Studies and additional references for this Technical Report are listed in Section 21. SRK has reviewed the available project data and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

SRK did not conduct a site visit nor did it review the following items as prescribed by NI 43-101 because the royalty holder does not have access to this data:

•                  Geological investigations, reconciliation studies, independent check assaying and independent audits;

•                  Estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or

•                  LoM Plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Also, SRK did not independently sample and assay portions of the deposit because it was not permitted to access the relevant material and data.

Pursuant to Part 9.2(1) of NI 43-101, SRK is not required to perform an onsite visit of the Project site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property. The royalty holder is relying on the exemption available under Part 9 of NI 43-101, as it has requested but was denied access to the necessary data from Barrick and is not able to obtain the necessary information from the public domain.  SRK notes that some of the information residing in the

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public domain generated internally by Barrick, especially reserves and resources, require NI 43-101 compliance for public disclosure, and as such are assumed to be NI 43-101 compliant.

1.3          Effective Date

Unless otherwise specifically noted, the information contained in this report is effective as of March 22, 2011.

1.4          Qualifications of Consultants (SRK)

The SRK Group comprises over 1,100 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff.  This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in the royalty holder or in the assets of the royalty holder. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

Listed below are the individuals, based in SRK Group’s Denver, Colorado office, who have provided input to this technical report:

•                  Dr. Neal Rigby, CEng, MIMMM, PhD, Corporate Consultant Mining; and

•                  Katherine L. Garramone, Consultant.

Dr. Neal Rigby is the Qualified Person (QP) responsible for the content, compilation, and editing of all sections of this Technical Report. The Certificate of Author is provided in Appendix A.

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2                                         Reliance on Other Experts (Item 5)

2.1                               Cautionary Statement for the Royalty Report

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. The information contained herein with respect to the Project is primarily extracted from general information available in the public domain including; Barrick Annual Reports, Barrick Annual Information Forms, Barrick Audited Financial Statements, information available on the Barrick website and information available on other websites.  SRK did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101: (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or (iii) LoM plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

2.2          Limitations and Reliance on Information

SRK’s opinions contained herein is based on information available in the public domain, referred to in Section 21 and provided by Franco-Nevada throughout the course of SRK’s investigations as described in Section 1.2.

The royalty holder is not entitled to detailed or confidential information regarding the Project. Due to the royalty holder’s lack of legal rights to obtain this data, SRK was unable to conduct detailed, thorough and independent assessments.  Therefore, the data available for the preparation of this report was significantly limited, especially in consideration of the requisite reporting requirements of NI 43-101.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material to the findings and use of this Technical Report.

The achievability of LoM plans, budgets and forecasts are inherently uncertain. Consequently, actual results may be significantly more or less favorable.

SRK was unable to conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by SRK on this subject.

Barrick has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report. No express or implied representation or warranty has been made by Barrick that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

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3                                         Property Description and Location (Item 6)

3.1                               Property Location

The Project is located on the Carlin Trend, in north-central Nevada in Elko and Eureka Counties, approximately 40km north of the town of Carlin, at 40° 58’ 18” N, 116° 21’ 52” W. The Project comprises the Betze-Post open pit mine (the Goldstrike Open Pit Mine) and the Meikle and Rodeo underground mines (the Goldstrike Underground Mine).  The Project consists of two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulfide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore.  These process facilities treat the ore from Goldstrike’s open pit and underground mines.

3.2          Mineral Titles

As of December 31, 2009, the Goldstrike property comprised approximately 4,197ha of surface rights ownership/control (3,420ha private and 778ha public), and approximately 3,535ha of mineral rights ownership/control (2,741ha private and 794ha public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage.  The Goldstrike Open Pit and Underground Mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick. (Barrick, 2010)

The State of Nevada Commission on Mineral Resources Division of Minerals (NDOM) requires that an annual filing must be made for each lode claim, mill or tunnel site with the County Recorder on or before November 1 of each year.  Fees associated with the filing vary from $10.50 to $12.50 per claim or site plus $4.00 per document, of that $8.50 is directed to the Division of Minerals.

Additionally, according to Assembly Bill No. 6-Committee of the Whole, an amendment was made to impose an additional fee of $195/claim if over 1,300 claims are held for years 2010 and 2011. The additional fee is to be paid by way of one of the following three options; at the time of filing, one-half at the time of the filing and the remainder no later than June 1 of the calendar year immediately following the filing or paid in full no later than June 1 of the calendar year immediately following the filing date.

According to the U.S. Bureau of Land Management (BLM), unpatented lode and mill site claims must be recorded in both the appropriate county Recorder’s Office and proper BLM Nevada State Office. New claims must be filed within 90 days of locating the claim on the ground. The nonrefundable fees involved with the $189 per claim/site fee are; a processing fee of $15, a location fee of $34, and a maintenance fee of $140.  In order to maintain existing claims a nonrefundable fee of $140 must be submitted on or before September 1 of each year.

3.3          Location of Mineralization

The location of mineralization relative to the property boundaries is presented in Figure 3-2.

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SRK is unable to confirm how the property boundaries were located, as prescribed by NI 43-101 because the royalty holder does not have access to the specific property data.

3.4                               Royalties, Agreements and Encumbrances

3.4.1                     Franco-Nevada Royalty Interest

As further described below, Franco-Nevada holds royalty interests (the Goldstrike Royalties) in the Goldstrike complex that comprises the Goldstrike Properties. Barrick is the operator of the Goldstrike complex.

The Goldstrike Royalties within the Goldstrike complex are made up of the following multiple claims groups, as shown in Figure 3-3:

•                  4% NSR and 5% NPI that cover the Post and Goldstrike claims (collectively known as the Post and Goldstrike Royalty), which cover the central and southern portions of the Goldstrike Open Pit Mine. These royalties apply to a total of 30 claims (466 acres);

•                  4% NSR and 5% NPI over 805 acres covering the Extension and Gold Bug claims (collectively known as the Extension-Gold Bug Royalty) which cover the Goldstrike Underground Mine. The Goldstrike Underground Mine is located just north of the Goldstrike Open Pit Mine, along the same mineralized trend as the surface deposits. The Goldstrike Underground Mine includes the Meikle deposit, a high-grade ore body that was discovered in 1989 and began production in 1996 and the Rodeo deposit, a second ore body that began production in 2002;

•                  2% NSR over the Bazza claims and a 2% NSR and 2.4% NPI over the Bazza Strip area (collectively the Bazza Royalty), which cover a western portion of the Goldstrike Open Pit Mine;

•                  6% NPI over the SJ claims and SPLC lease area (collectively known as the SJ and SPLC Royalty), which cover the northwestern and southwestern portions of the Goldstrike Open Pit Mine; and

•                  2%-4% NSR royalties on the peripheral Corbett, Pandora, Royal, Weimer claim groups and Rodeo Creek fee lands.

For Post-Goldstrike & Extension-Gold Bug, affected claims and acreage are revised to correct prior transfers and claim overlaps onto fee lands.

These royalties cover a substantial portion, but not all, of the reserves, resources, production and/or exploration targets reported by Barrick from the Goldstrike complex.

3.4.2       Royal Gold, Inc. Royalty Interest

In addition to the Franco-Nevada royalty interest, Royal Gold, Inc. holds a 0.9% NSR (gold) royalty on the SJ claims.

3.5          Environmental Liabilities and Permitting

Based on the public domain information and data reviewed, SRK is not aware of any existing environmental liabilities to which the Goldstrike complex is subject.

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3.5.1       Environmental Compliance

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

The Goldstrike property operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements. The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques, including a stockpile cover at the roaster, reducing both the consumption of water and the carbon footprint. In 2009, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.  The mine’s operations are compliant with the requirements of the International Cyanide Management Code.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit. Dewatering activities are conducted in compliance with its approved water appropriations issued by the Nevada State Engineer’s Office.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to various use areas such as mining and milling at the Goldstrike property, delivered to Barrick’s Meikle mine, or delivered to Newmont for mining and milling use.  Water that is not used for mining or milling purposes is delivered to the 72in diameter gravity flow pipeline to the TS Ranch Reservoir. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwaters of the state via percolation, infiltration, and irrigation.

3.5.2       Environmental Permitting

According to the NDOM, all mining operations in Nevada are required to have:

•                  Legitimate mining claims registered with the BLM, or ownership or control of mineral rights on private land;

•                  An approved Plan of Operation from the BLM, the U.S. Forest Service or the Nevada Division of Environmental Protection, (NDEP); and

•                  Necessary state permits.

Table 3.5.2.1 provides a general summary of permits required by Federal State and Local government entities for mining or milling operations in the state of Nevada.

3-3

Table 3.5.2.1: Agency Permits and Authorizations*

Permit/Authorization	Agency
Federal
Activities in Wetlands and/or Waters of the U.S.	U.S. Army Corps of Engineers
Amended Exploration Plan of Operations	BLM
Endangered Species Act Compliance	U.S. Fish and Wildlife Service
Mine Plan of Operations	BLM
Notice of Commencement of Operation	Northern Nevada Mine Safety & Health Administration
Purchase, Transport, or Storage of Explosives	Bureau of Alcohol, Tobacco and Firearms, for Northern Nevada
Right of Way for Electrical Transmission on BLM-	BLM
Administered Land
Road Access (R/W) on BLM Administered Land	BLM
Use of BLM-Administered Land	BLM
State
Air Quality Operating Permit	Nevada Division of Environmental Protection, Bureau of Air Quality
Annual Status and Production Report	Nevada Division of Minerals
Approval to Operate a Solid Waste System	Nevada Division of Environmental Protection, Bureau of Waste
Management
Department of Transportation	Nevada Department of Transportation
Fire and Line Safety	Nevada State Fire Marshall
Ground Water Permit	Nevada Division of Environmental Protection, Bureau of Water Pollution
Control
Hazardous Materials Permit	Nevada State Fire Marshal Division, Hazardous Materials Section
Historic Preservation	Nevada Historic Preservation Office
Mine Registry Forms	Nevada Division of Minerals
Industrial Artificial Pond Permit	Nevada Division of Wildlife
Mineral Exploration Hole Plugging	Nevada Division of Water Resources
Mining Reclamation Permit	Nevada Division of Environmental Protection — Bureau of Mining
Regulation and Reclamation, Reclamation Branch
Notification of Opening & Closing Mines	Nevada State Mine Inspector
Permit to Appropriate the Public Waters	Nevada Division of Water Resources
Permit for Occupancy (Encroachment Permit)	Nevada Department of Transportation
Permit for Sanitation Facilities	Nevada State Health Division Bureau of Health Protection Services
Protection of Wildlife	Nevada Division of Wildlife
Stormwater General Permit	Nevada Division of Environmental Protection, Bureau of Water Pollution
Control
Surface Disturbance Permit	Nevada Division of Environmental Protection — Bureau of Air Pollution
Control
Water Pollution Control Permit	Nevada Division of Environmental Protection — Bureau of Mining,
Regulation and Reclamation, Regulation Branch
Local**
Building Permit
General Plan
Special Use Permit

*                 Permits listed are general in nature; all items listed are not necessarily specific to Barrick.

**          Local permits presented are general in nature.

3-4

Figure 3-1: Goldstrike Properties Area Location Map

(www.infomine.com, 2007)

3-5

Figure 3-2: Goldstrike Properties Mineralization Location

(Barrick AIF, March 30, 2009)

3-1

Figure 3-3: Franco-Nevada Goldstrike Royalties

3-2

4                                         Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)

4.1                               Topography, Elevation and Vegetation

The Carlin Trend lies within the Basin and Range Province and is characterized by long, narrow mountain ranges and valleys trending in a north to northeasterly direction.  The valley floor elevations are generally 4,700 to 6,000ft, while the mountain elevations are typically 8,000 to 9,500ft. The project elevation is 5,576ft in the hilly terrain of the Tuscarora Mountains.

The area is within the transition between the Sagebrush Steppe and Great Basin Sagebrush type (Kuchler 1975). Vegetation in the area is typical of the Great Basin region and is dominated by big sagebrush-bunchgrass, with the specific species of sagebrush dependent on elevation, soil type, and precipitation.  Basin big sagebrush (Artemisia tridentata ssp. tridentate) and Great Basin wildrye (Leymus cinereus) are major components of the drainage bottoms where soils are deep.  Wyoming big sagebrush (A. tridentata ssp. wyominensis) occurs on well-drained soils between 4,000 and 6,000ft in elevation.  Common grasses associated with Wyoming big sagebrush include Great Basin wildrye, bluebunch wheatgrass (Pseudoroegneria spciata ssp. spicata), Thurber’s needle grass (Stipa thurberiana), and Idaho fescue (Festuca idahoensis). Mountain big sagebrush (A. tridentata ssp. vaseyana) is generally found at elevations above 6,500ft and with high elevation grasses such as mountain brome (Bromus marginatus). Black sagebrush (A. nova) and low sagebrush (A. arbuscula) are two sagebrush species of low stature that occur on calcareous soils and claypan sites, respectively, which both have root restrictive zones within 18in of the surface.

Interspersed with the sagebrush-bunchgrass vegetation is the pinyon-juniper woodland.  This vegetation type consists of single-leaf pinyon pine (Pinus monophylla) and Utah juniper (Juniperus osteosperma).  Depending on the density of the trees and the site moisture, this vegetation type may or may not have an understory of shrubs and grasses.

4.2          Climate and Length of Operating Season

The Project climate is arid and has little impact on operations.  Summers are warm and dry (temperatures rage from the 70’s to over 100°F) and winters relatively dry and cold (-0 to mid-20’s°F). Approximately 10in of rain and 40in of snow fall annually.

4.3          Access to Property

A regional airport exists in Elko and Amtrak provides train service to Elko.  Access to the Project area is via U.S. Interstate 80 from Elko and then north from Carlin by approximately 40km of local roads. Access agreements with Newmont Mining Corporation (Newmont) and a right-of-way issued by the BLM provide access to the property (Barrick AIF, March 29, 2010).

4.4          Surface Rights

According to the Barrick 2009 AIF, (March 29, 2010), the necessary permits to provide sufficient surface rights have been obtained for current operations at the property.

Surface right information is provided in Section 3.2 Mineral Titles. SRK is otherwise unable to comment on the sufficiency of surface rights, as prescribed by NI 43-101 because the royalty holder does not have access to the specific property data.

4-1

4.5                               Local Resources and Infrastructure

The Project is located on the Carlin Trend, approximately 60km northwest of Elko, Nevada (2009 population approximately 47,896). As the Carlin Trend is host to surrounding, established mine sites, skilled mining personnel are available for employment.  According to Barrick’s Goldstrike 2010 Responsibility Report, a total of approximately 1,750 employees and 270 contractors worked at the Goldstrike open pit and Goldstrike underground mines as of July 2010.

The Western 102 Power Generating Station, completed in 2005, supplies much of the energy needed at Goldstrike.  Upon its completion, Goldstrike exited the Nevada Energy service, allowing Barrick to both generate its own power and purchase power from the open market. The Western 102 facility, located near Reno, uses natural gas generators to provide clean power to the Goldstrike operations. (Barrick, 2010)

In early 2008, Barrick also installed a 1MW solar Photovoltaic system at the Western 102 Power Plant site, occupying eight acres. This system powers the Plant’s internal power loads, such as oil pumps and heaters.  The system also generates solar renewable energy credits, known as “Portfolio Energy Credits”, which Barrick requires to meet its State-mandated renewable energy compliance. In 2009, the solar farm generated over 2,450,000kWhr of energy. (Barrick, 2010)

A general arrangement map showing locations of buildings and ancillary facilities, tailings and waste disposal areas is presented in a general arrangement map in Figure 4-1.

4-2

Figure 4-1: Goldstrike Properties General Arrangement

(Barrick AIF, March 30, 2005)

4-3

5                                         History (Item 8)

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

PanCana Minerals Ltd. (PanCana) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (WSMC) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property.  It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulfide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed.

In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulfide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. Goldstrike’s underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property.  The roaster increased the property’s processing capacity by approximately 16,000t/d.  In 2001, an intensive development program to bring the Rodeo deposit, part of the underground mine, into production was completed and a new ball mill was added to increase autoclave recovery.

5.1          Historic Mineral Resources and Reserve Estimates

The Measured Mineral Resources for the Goldstrike Open Pit Mine, as documented by Barrick (2000-2009), are presented in Table 5.1.1.

Table 5.1.1: Goldstrike Open Pit Mine Historic Measured Mineral Resources*

Year	Tons (000s)	Grade (oz/t)	Ounces (000s)
2000	11,531	0.065	754
2001	14,497	0.067	968
2002	16,445	0.069	1,139
2003	14,077	0.059	831
2004	12,119	0.054	651
2005	12,072	0.054	650
2006	12,168	0.054	655
2007	20,561	0.052	1,072
2008	11,584	0.056	654
2009	10,446	0.055	577

* Per Barrick Annual Reports, Annual Information Forms and Fourth Quarter Year End Reports (2000-2009), Measured resources were estimated to CIM definitions.

5-1

The Indicated Mineral Resources for the Goldstrike Open Pit Mine, as documented by Barrick (2000-2009), are presented in Table 5.1.2.

Table 5.1.2: Goldstrike Open Pit Mine Historic Indicated Mineral Resources*

Year	Tons (000s)	Grade (oz/t)	Ounces (000s)
2000	40,551	0.063	2,556
2001	34,626	0.070	2,249
2002	29,955	0.070	2,092
2003	23,326	0.061	1,433
2004	10,199	0.045	456
2005	9,043	0.045	404
2006	8,016	0.045	358
2007	13,971	0.051	716
2008	4,167	0.051	214
2009	6,241	0.047	293

* Per Barrick Annual Reports, Annual Information Forms and Fourth Quarter Year End Reports (2000-2009), Indicated resources were estimated to CIM definitions.

The Measured Mineral Resources, for the Goldstrike Underground Mine, as documented by Barrick (2000-2009), are presented in Table 5.1.3.

Table 5.1.3: Goldstrike Underground Mine Historic Measured Mineral Resources*

Year	Tons (000s)	Grade (oz/t)	Ounces (000s)
2000	—	—	—
2001	2,784	0.756	2,104
2002	1,932	0.584	1,129
2003	1,580	0.435	687
2004	2,114	0.361	764
2005	1,015	0.472	479
2006	1,185	0.393	466
2007	893	0.431	385
2008	1,465	0.362	531
2009	952	0.401	382

* Per Barrick Annual Reports, Annual Information Forms and Fourth Quarter Year End Reports (2000-2009), Measured resources were estimated to CIM definitions.

The Indicated Mineral Resources, for the Goldstrike Underground Mine, as documented by Barrick (2000-2009) are presented in Table 5.1.4.

5-2

Table 5.1.4: Goldstrike Underground Mine Historic Indicated Mineral Resources*

Year	Tons (000s)	Grade (oz/t)	Ounces (000s)
2000	4,077	0.374	1,526
2001	4,912	0.370	1,819
2002	3,175	0.393	1,249
2003	4,261	0.423	1,802
2004	4,154	0.387	1,609
2005	2,219	0.346	768
2006	10,974	0.118	1,292
2007	3,236	0.301	974
2008	3,002	0.304	913
2009	3,484	0.316	1,101

* Per Barrick Annual Reports, Annual Information Forms and Fourth Quarter Year End Reports (2000-2009), Indicated resources were estimated to CIM definitions.

The Proven and Probable Mineral Reserves, for the Goldstrike Open Pit Mine, as documented in Barrick’s Annual Reports (1997-2009) are presented in Table 5.1.5.

Table 5.1.5: Goldstrike Open Pit Historic Proven and Probable Mineral Reserves

Year	Tons (000s)	Grade (oz/t)	Contained Ounces (000s)
1997	132,825	0.181	24,058
1998	123,097	0.172	21,213
1999	135,619	0.153	20,709
2000	116,449	0.155	18,000
2001	108,854	0.151	16,433
2002	107,130	0.150	16,051
2003	109,742	0.143	15,685
2004	123,334	0.131	16,188
2005	114,512	0.128	14,603
2006	105,206	0.125	13,122
2007	94,914	0.128	12,194
2008	86,254	0.119	10,294
2009	82,902	0.112	9,296

The Proven and Probable mineral reserves, for the Goldstrike Meikle Mine, as documented by Barrick (1998-2003), are presented in Table 5.1.6.

Table 5.1.6: Goldstrike Meikle Historic Proven and Probable Mineral Reserves

Year	Tons (000s)	Grade (oz/t)	Contained Ounces (000s)
1998	6,637	0.713	4,729
1999	5,898	0.647	3,816
2000	14,100	0.458	6,451
2001	8,992	0.439	3,946
2002	9,770	0.398	3,888
2003	9,177	0.377	3,460

The Proven and Probable mineral reserves, for the Goldstrike Rodeo Projects Mine, as documented by Barrick (1998-1999), are presented in Table 5.1.7.

5-3

Table 5.1.7: Goldstrike Rodeo Projects Historic Proven and Probable Mineral Reserves

Year	Tons (000s)	Grade (oz/t)	Contained Ounces (000s)
1998	2,856	0.487	1,391
1999	5,847	0.466	2,726

The Proven and Probable mineral reserves, for the Goldstrike Underground Mine, as documented by Barrick (2004-2009), are presented in Table 5.1.8.

Table 5.1.8: Goldstrike Underground Historic Proven and Probable Mineral Reserves

Year	Tons (000 s)	Grade (oz/t)	Contained Ounces (000s)
2004	7,575	0.392	2,970
2005	7,319	0.379	2,773
2006	7,662	0.370	2,834
2007	7,423	0.364	2,700
2008	6,923	0.368	2,545
2009	8,998	0.318	2,860

5.2      Historic Production

Historic production for the Goldstrike Open Pit and Underground Mine, as reported in Barrick’s Annual Reports (1997-2007) is presented are presented in Tables 5.2.1 through 5.2.3.

Table 5.2.1: Historic Production for the Goldstrike Open Pit

Year	t-mined (000’s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
1997	159,000	5,487	0.319	91	1,606
1998	161,000	5,176	0.320	89.2	1,499
1999	155,000	4,763	0.27	88.2	1,130
2000	143,000	7,438	0.25	87.5	1,647
2001	154,233	9,187	0.20	85.1	1,550
2002	142,898	10,322	0.16	83.3	1,410
2003	141,693	10,041	0.19	82.0	1,559
2004	134,212	10,779	0.15	85.1	1,381
2005	129,833	10,097	0.18	85.6	1,514
2006	131,229	10,507	0.15	86.9	1,388
2007	136,868	10,546	0.135	85.5	1,215

Table 5.2.2: Historic Production for the Goldstrike Underground Mine

Year	t-mined (000s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
1997	775	741	0.81	95.6	574
1998	877	857	1.03	95.9	847
1999	998	1,035	1.00	94.0	977
2000	1,257	1,239	0.70	92.9	806
2001	1,372	1,375	0.56	93.0	713
2002	1,635	1,638	0.43	91.3	640
2003	1,631	1,622	0.39	88.3	552
2004	1,573	1,566	0.40	89.7	561
2005	1,463	1,488	0.38	89.9	510
2006	1,420	1,425	0.37	89.8	477
2007	1,300	1,298	0.354	90.0	413

5-4

Production for the Goldstrike Properties, as presented in Barrick’s Fourth Quarter Mine Statistics (2008-2009), consolidated both the Goldstrike Open Pit and Underground Mines, and is shown in Table 5.2.3.

Table 5.2.3: Historic Production for the Goldstrike Properties

Year	t-mined (000s)	t-ore Processed (000s)	Avg. Grade (oz/t)	Recovery Rate (%)	Total oz Prod. (000s)
2008	127,905	11,550	0.175	84.3	1,706
2009	131,854	9,390	0.172	83.7	1,355

5-5

6                                         Geological Setting (Item 9)

6.1                               Regional and Local Geology

The following section is excerpted from the Teal and Jackson Geologic Overview of the Carlin Trend Gold Deposits (1997). Changes to standardizations have been made to suit the format of this report.

The Carlin trend is a 38mi (60km) long north-northwest alignment of predominantly carbonate-hosted gold deposits located in northeastern Nevada (Figures 6-1 and 6-2), within the Basin and Range physiographic province of the western United States. Gold deposits are generally hosted in a variable stratigraphic package of Ordovician through Lower Mississippian rocks.  Within specific deposits, however, Cretaceous and Tertiary dike swarms and the Jurassic-Cretaceous Goldstrike granodiorite stock constitute up to 15% of the mineralized material.

6.1.1 Structure

The north-northwest alignment of the Carlin trend deposits is not in itself a manifestation of any singular fault zone, but rather a combination of structural features in a zone of crustal weakness and sustained high heat flow, as indicated by multiple periods of intrusive activity.  This environment created a setting conducive to prolific gold mineralization.  While structural influences differ between deposits on a regional scale, common features include:

•                  High-angle, northwest-striking fault sets that served as primary fluid conduits and are commonly filled by lamprophyric and monzonitic dikes;

•                  High-angle northeast-striking faults that served as secondary conduits, particularly at structural intersections with northwest faults; and

•                  Broad to moderate amplitude anticlinal folds in autochthonous carbonate rocks; and high-angle, stratabound, premineral stage, collapse breccia bodies.

6.1.2 Alteration

Numerous papers describe wall-rock alteration of the Carlin trend deposits, including classic studies by Hausen (1967), Hausen and Kerr (1968), Radtke (1985), Kuehn (1989), and Bakken (1990). Pervasiveness and intensity of alteration varies both within and between gold deposits, depending on magnitude of the mineralizing system, nature of the host rock, and density of structural conduits.  Cuffney and Mallette (1992) summarized the salient features that characterized Carlin-type deposits:

•                  Carbonate dissolution;

•                  Silicification, particularly within structural conduits;

•                  Argillic alteration of primary silicate minerals;

•                  Gold-enriched sulfidation of reactive iron in host rocks, to form gold-bearing sulfide minerals (pyrite, arsenical pyrite, marcasite, arsenical marcasite); and

•                  Multi-phase fluid inclusions, characterized by low salinity (0.5—7wt% NaCl Eq.), variable amounts of CO2, and low homogenization temperatures (120—250°C).

6-1

6.2          Regional Tectonic Development

The following section is excerpted from the Teal and Jackson Geologic Overview of the Carlin Trend Gold Deposits (1997). Changes to standardizations have been made to suit the format of this report.

Regional stratigraphic and Strontium isotopic data indicate that northeastern Nevada was situated along a stable paleocontinental margin during much of the Cambrian through Early Mississippian (Stewart, 1980). During this period, a westward thickening, prism-shaped package of sediments was deposited from the outer margins of the paleo-continental shelf into an adjacent oceanic basin. Within this depositional environment, sedimentary facies graded from eastern miogeoclinal to western eugeoclinal sequences. During Late Devonian through Middle Mississippian time, compressional tectonism associated with the Antler orogeny resulted in regional-scale folding and east-directed imbricate thrusting of the western eugeoclinal assemblage of predominantly siliciclastic rocks over the eastern autochthonous assemblage of silty carbonate rocks. This thrust surface is preserved regionally in north-central and northeastern Nevada and is referred to as the Roberts Mountains thrust from its type location, 50 miles (80 km) south of the Carlin trend (Roberts and others, 1958). The resultant accretionary mass formed the emergent Antler highlands, which in turn shed an eastern directed overlap assemblage of clastic rocks during the Middle Mississippian to Early Pennsylvanian (Smith and Ketner, 1975). Subsequent late Paleozoic tectonism during Early to Middle Pennsylvanian time (Humboldt orogeny) was followed by deposition of shelf carbonate sequences during Middle Mississippian to Early Pennsylvanian (Smith and Ketner, 1975; Ketner, 1977). A third period of resumed uplift and folding, possibly related to the Early Triassic Sonoma orogeny, was followed by yet another period of eastward-directed folding and thrusting during the Early Cretaceous Sevier orogeny (Stewart, 1980).

All of these successive periods of compressional tectonism contributed to the regional structural complexity prior to the mineralizing event(s) that formed the Carlin trend gold deposits. Geologists debate whether the effects of the earlier Antler orogeny or the later Mesozoic deformation and intrusive activity resulted in the formation of broad amplitude, N25–35°W-trending, northerly plunging anticlines within autochthonous carbonate assemblage rocks that are now preserved in uplifted tectonic windows along the Carlin trend (Roberts, 1960; Evans, 1974a). From north to south these include the Bootstrap, Lynn, Carlin, and Rain tectonic windows. All Carlin trend gold deposits discovered thus far occur within or proximal to these tectonic windows (Figure 6-1). The current regional physiography is the manifestation of Tertiary extensional tectonics. The inception of pre-Basin and Range extension and crustal thinning is interpreted to have begun during the late Eocene (37–40m.y.) with the onset of regional magmatism (Christiansen and Yeats, 1992, p. 291; Wright and Snoke, 1993). Tensional, generally east-west directed Basin and Range tectonism is interpreted to have begun during the early Miocene (17–20m.y.) (Evans, 1980), although the timing of its inception remains a subject of debate. The north-northwest regional alignment of the Carlin trend gold deposits reflects an apparent preexisting zone of crustal weakness that transects present-day, generally north-trending Basin and Range topography.

6-2

6.3          Project Geology

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago. (Figure 6-3)

6-3

Figure 6-1: Simplified Geologic Map of the Carlin Trend

(Teal and Jackson, Geologic Overview of the Carlin Trend Gold Deposits, 1997)

6-4

Figure 6-2: Gold Deposits, Northern Carlin Trend

(Teal and Jackson, Geologic Overview of the Carlin Trend Gold Deposits, 1997)

6-5

Figure 6-3: Goldstrike Orebodies, Structure and Stratigraphy

116 22'30"
40 52'30"
orebody or prospect
Jd igneous rock
approximate boundary of Carlin Trend
Dee
LP
A
UP
Meikle
Jd
Goldstrike (Betze orebody)
N
Jd
Jd
0 1 mile
0 1.6 km
UP
Jd
LP
B
Carlin Mine
Jd
LP
Gold Quarry
LP
cover rocks
UP Upper-plate
LP Lower-plate

(www.infomine.com, 2007)

6-6

7                                         Deposit Type (Item 10)

Section 7.1 is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

7.1 General

The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Rodeo and Meikle – the gold is still locked up with the iron sulfide and an additional processing step (autoclaving or roasting) is required to free the gold.

7.2          Geological Model

The Goldstrike Properties are part of the Carlin trend, therefore exploration models will be based on the Carlin deposit. At the Carlin deposit, most of the gold mineralization occurs in the upper 250m of the Silurian to Devonian Roberts Mountains Formation. In the mine area, this formation consists of 550-600m of dark grey thin-bedded laminated silty calcareous dolomite and limestone. Ore occurs as replacements of carbonate minerals, primarily calcite, in the thin-bedded argillaceous areanaceous dolomitic units, where as pelloidal wackestones within the same stratigraphic horizon appear unfavorable for mineralization (Romberger, S.B., 1988). The Carlin deposit is an “invisible” gold deposit, which is another subtype of the epithermal deposit group (Guilbert and Park, Jr. 1986).

7-1

8                                         Mineralization (Item 11)

Section 8.1 and 8.2 is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

8.1          Goldstrike Open Pit Mine

The gold mineralization at the open pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829m in a northwest direction and average 183 to 244m in width and 122 to 183m in thickness.

8.2          Goldstrike Underground Mine

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine. In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

8.3          Variations

The following section is excerpted from the Teal and Jackson Geologic Overview of the Carlin Trend Gold Deposits (1997). Changes to standardizations have been made to suit the format of this report.

The relative importance of stratigraphic and structural controls to gold deposits has been recognized by numerous workers on the Carlin trend (Groves, 1996a). Figure 8-1 illustrates graphically the relative importance of these types of controls to the range in styles of mineralization. As illustrated, the original Carlin deposit represents the more passively emplaced, stratigraphically controlled end member to a broader spectrum of deposit types. Contrasting structurally controlled mineralization is the dominant style in such deposits as Deep Star, Meikle, and the Deep Sulfide Feeder zone in the Gold Quarry deposit. Since the Carlin discovery, the influence of structure and variations in host lithology has demonstrated that the styles of mineralization on the Carlin trend are as varied as the size and grade of the deposits.

SRK is unable to present specific Project mineralization data including; length, width, depth and continuity, as well as, type character and distribution of the Goldstrike Properties due to the lack of access to specific Project data.

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Figure 8-1: Spectrum Diagram for Various Carlin Trend Gold Deposits

(Teal and Jackson, Geologic Overview of the Carlin Trend Gold Deposits, 1997)

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9                                         Exploration (Item 12)

The following section is excerpted from Barrick.com (2007), except where noted. Changes to standardizations have been made to suit the format of this report.

After 20 years of operation, Barrick continues to aggressively explore for new reserves and resources at its flagship Goldstrike property on the Carlin Trend in Nevada. In 2006 at the North Post underground target a Phase 1 reserve development drilling was completed. Results show an increase in size and continuity for the lower southern zone, and confirmed the thin discontinuous nature of the upper zone. Additional drillholes were added to the southern lower zone, and less drilling than initially planned was completed in the upper zone.

At the newly recognized Deep North Post target, mineralization has been established with underground holes on approximately 200ft centers for a strike length in excess of 800ft and surface drilling has established a vertical extent of mineralization of 300ft including 75ft of high-grade mineralization. Two underground and one surface hole were in progress at the end of the year. Underground and surface drilling at Deep North Post continued with the goal of delineating the resource. An alternate plan of driving a drill drift from Rodeo to improve access to Deep North Post is being considered.

The Banshee underground reserve development drilling program was delayed in 2006 due to slower than expected mining advance. Two holes were completed late in the year, testing for southern extensions of West Banshee with negative results. The Banshee underground reserve development drilling program continued in 2007 with approximately 50,000ft of underground core drilling planned. The primary goals are to convert West Banshee resource to reserves, and significantly expand the East Banshee resource.

In 2006, the exploration and development drilling program focused on the North Post underground reserve delineation and Deep North Post resource delineation projects with positive results. One target at the northeast corner of the property was tested with negative results and the Banshee reserve delineation project was started at the end of the year. A total of 14,452m of underground and surface drilling were completed in 2006 (Barrick AIF, March 30, 2007).

In 2007, the exploration and development drilling program focused on the Banshee underground reserve delineation and Deep North Post resource delineation projects with positive results. A total of 20,774m of underground and surface drilling were completed in 2007.

In 2008, the exploration and development drilling program focused on the Banshee underground reserve delineation with positive results. A total of 16,845m of underground and surface drilling were completed in 2008. In 2009, the exploration group expects to focus on the underground Deep North Post reserve delineation and drill testing for extensions and new zones at Banshee. New drill targets are expected to be generated by continued relogging and remodeling of the geology across the property. (Barrick, 2009)

The following two paragraphs are excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

In 2009, Goldstrike exploration activities focused on drifting and resource delineation at Deep North Post underground and minor drill testing in the Banshee area. Banshee results were not significant enough to warrant immediate follow-up drilling. The results at Deep North Post were positive. Although the Deep North Post drifting was not completed, the exploration group

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delineated a potential deposit with 60m drill spacing. Approximately 25% of this ore is above the current water table. A total of 2,988m of underground core and 2,115m of surface rotary drilling were completed in 2009.

In 2010, Goldstrike exploration targeted the Deep North Post and Corona areas for drilling. At Deep North Post an additional 66m of drifting will be completed. Reserve delineation drilling at Deep North Post will drill out the potential deposit at 30m spacing with 5,135m of underground core. An additional 1,845m of core will test for extensions or new pods of mineralization in the area. At Corona, 3,415m of surface rotary drilling will test for high grade mineralization in the northwest area of the property. This Corona area is located approximately 1,000 to 2,500m west and northwest of Meikle. New targets are expected to be generated by relogging and remodeling of the geology across the property.

SRK did not conduct an in-depth review of the surveys, procedures or methodologies used in the exploration of the Goldstrike Properties. Consequently, an interpretation of whether industry standards were used and the results of the exploration will not be expressed by SRK, due to the lack of access to specific Project data.

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10           Drilling (Item 13)

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

10.1                        Type and Extent of Drilling

10.1.1              Goldstrike Open Pit Mine

More than 6,500 drill holes have been completed within and around the Betze-Post deposit. Approximately 69% of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes. Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53m and at Post is 46m. Drill spacing in the North Screamer and West Barrel deposits is approximately 30m.

10.1.2     Goldstrike Underground Mine

Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, Extension and West Griffin) commenced in 1995 and a total of 431,019m in 7,684 underground holes had been completed in and around the deposit as of December 31, 2009. A total of 338 surface holes, for 157,608m, have been drilled in and around the Meikle deposit. Additional Banshee drilling commenced in 2007. A total of 92 surface holes, for 47,591m and 123 underground holes for 22,534m have been drilled in Banshee.

Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2009, a total of 4,040 underground holes totaling 237,995m had been drilled in and around the deposit. A total of 230 surface holes, for 104,943m, have been drilled in and around the Rodeo deposit. Underground drilling commenced at the North Post deposit (North Post and Deep North Post) in 2005 and a total of 24,024m in 156 underground core and RC holes have been drilled as of December 31, 2009. There are an additional 142 North Post surface holes for 53,201m.

A summary of the interpretation of the drilling results will not be expressed by SRK, due to the lack of access to specific Project data.

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11           Sampling Method and Approach (Item 14)

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

11.1        Goldstrike Open Pit Mine

Drill spacing in the North Screamer and West Barrel deposits is approximately 30m. Almost all of the total drilling has been sampled on 1.5m intervals and assayed for gold by the fire assay method with cyanide AA finish. All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.

11.2        Goldstrike Underground Mine

Underground drilling is by both core and reverse-circulation methods, with approximately 42% of the underground drilling pursuant to core methods. Meikle drilling is approximately 59% core; Griffin and West Griffin drilling is approximately 10% core; and Rodeo, West Rodeo and Barrel drilling is approximately 26% core. All surface drilling ore intercepts are core. Drill spacing through the Meikle deposit is 8 to 26m.

Some of the wider-spaced core holes are sampled on 6m intervals (chip samples) and 1.5m whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.438oz of gold per ton. Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.

SRK was unable to complete a detailed review of the sampling method and approach due to the lack of access to specific Project data.

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12           Sample Preparation, Analyses and Security (Item 15)

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

SRK was unable to complete a detailed review of sample preparation, analyses and security due to the lack of access to specific Project data.

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13           Data Verification (Item 16)

SRK has not reviewed any of the project data directly and cannot comment on the result of data verifications.

Pursuant to Part 9.2(1) of NI 43-101, the royalty holder is not required to perform an onsite visit of the Project site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property. The royalty holder is relying on the exemption available under Part 9 of NI 43-101, as it has requested but was denied access to the necessary data from Barrick and is not able to obtain the necessary information from the public domain.

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14           Adjacent Properties (Item 17)

SRK is unable to verify specific adjacent property information due to lack of access to specific Project data.

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15           Mineral Processing and Metallurgical Testing (Item 18)

The following two paragraphs are excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulfide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined capacity of these two facilities is approximately 33,000 to 35,000t/d. These process facilities treat the ore from Goldstrike’s open pit and underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. All material permits to conduct operations at the mine have been obtained and are in good standing. In December 2005, Barrick began operating a 115MW natural gas-fired power plant that provides a portion of Goldstrike’s power requirements. The remaining power requirements are satisfied by open market purchases of electricity.

Due to increasing levels of carbonate minerals in the ore produced at the Goldstrike property, alkaline-modified pressure oxidation is being evaluated and studied in 2010 for use at the property. This technology, which was used at Goldstrike in 2009, has a lower recovery than the conventional acid autoclave configuration, but is better suited to processing ore with increased levels of carbonate minerals. In general, Goldstrike expects to produce less ore suitable for autoclaving in 2010, however, Barrick intends to ship ore from its Storm mine in Nevada to Goldstrike to use the autoclave’s excess capacity.

At the Goldstrike Complex, Barrick’s metallurgists have been successful in piloting a thiosulphate leaching flow sheet after the autoclave process that enables treatment of mixed carbonaceous material previously routed to the roaster. Barrick expect this will extend the life of the autoclaves and help support production rates at Goldstrike. According to Barrick, there is good potential to apply this process. (Barrick, 2011)

Details regarding mineral processing and metallurgical testing are unavailable to SRK, therefore a statement of adequacy and recommendations are not made.

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16           Mineral Resources and Mineral Reserve Estimates (Item 19)

According to Barrick’s Fourth Quarter and Year-End Report 2010 (February 17, 2011), mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2010 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities.

In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to NI 43-101 and “inferred” mineral resources have a degree of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of under the supervision of Rick Sims, Senior Director, Resources and Reserves of Barrick, Chris Woodall, Senior Director, Mining of Barrick and John Lindsay, Senior Director Metallurgy, of Barrick. Reserves have been estimated using an assumed long-term average gold price of US$1,000/oz and incorporate current and/or expected mine plans and cost levels. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations (Barrick, 2011).

Resources as at December 31, 2010 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

16.1 Resource Estimation

Table 16.1.1 presents Goldstrike open pit and underground mine mineral resources as at December 31, 2010.

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Table 16.1.1: Goldstrike Open Pit and Underground Mine Mineral Resources (as at December 31, 2010)(1)

	Tons	Grade	Contained Ounces
Location and Category	(000s)	(oz/t)	(000s)
Goldstrike Open Pit
Measured	793	0.037	29
Indicated	3,901	0.037	144
Measured & Indicated	4,694	0.037	173
Inferred	1,344	0.065	87
Goldstrike Underground
Measured	1,613	0.347	560
Indicated	5,158	0.283	1,460
Measured & Indicated	6,771	0.298	2,020
Inferred	3,047	0.298	908
Goldstrike Properties Total
Measured	2,406	0.245	589
Indicated	9,059	0.177	1,604
Measured & Indicated	11,465	0.191	2,193
Inferred	4,391	0.227	995

Source: Fourth Quarter and Year-End Report 2010 (February 17, 2011)

(1)Resources, which are not reserves, do not have demonstrated economic viability.

Barrick’s normal data verification procedures have been employed in connection with the estimations.

Stated Mineral Resources are in addition to the stated Mineral Reserves.

SRK did not generate the Mineral Resource and Mineral Reserve estimates and was unable to conduct an in-depth audit as prescribed by NI 43-101. Accordingly, SRK does assume the estimations are CIM compliant per reporting requirements.

16.2        Reserve Estimation

Table 16.2.1 sets out the Goldstrike open pit and underground mine mineral reserves as at December 31, 2010.

Table 16.2.1: Goldstrike Open Pit and Underground Mine Reserves (as at December 31, 20010)

	Tons	Grade	Contained Ounces
Location and Category	(000s)	(oz/t)	(000s)
Goldstrike Open Pit
Proven	60,555	0.097	5,874
Probable	35,310	0.107	3,782
Proven and Probable	95,865	0.101	9,656
Goldstrike Underground
Proven	4,543	0.346	1,571
Probable	6,329	0.219	1,387
Proven and Probable	10,872	0.272	2,958
Goldstrike Properties Total
Proven	65,098	0.114	7,445
Probable	41,639	0.124	5,169
Proven and Probable	106,737	0.118	12,614

Source: Fourth Quarter and Year-End Report 2010 (February 17, 2011)

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SRK did not generate the Mineral Resource and Mineral Reserve estimates and was unable to conduct an in-depth audit as prescribed by NI 43-101. Accordingly, SRK does assume the estimations and conversions are CIM compliant per reporting requirements.

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17           Other Relevant Data and Information (Item 20)

There is no other relevant data or information to be included in this report.

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18           Additional Requirements for Production Properties (Item 25)

18.1                        Mining Method

18.1.1              Goldstrike Open Pit Mine

The Goldstrike Open Pit Mine is an open pit truck-and-shovel operation, using standard, proven equipment. Based on existing reserves and production capacity, the expected remaining mine life is 14 years for open pit mining, from year end 2010. (Barrick, 2010)

18.1.2     Goldstrike Underground Mine

Two different underground mining methods are used at Goldstrike Underground Mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The Goldstrike Underground Mine is a trackless operation. Based on existing reserves and production capacity, the expected remaining mine life is 11 years for underground mining, from year end 2010. (Barrick, 2010)

18.2                        Mining Operations

18.2.1              Goldstrike Open Pit and Underground Mine Production

At Goldstrike, production for the year was down by 13% compared to 2009, primarily as a result of the planned partial shutdown of the autoclave facility which occurred during the second half of 2009 due to a decrease in ore suitable for acidic autoclaving, as well as mine sequencing that resulted in lower grade areas being mined in the first half of 2010. The mine is in a high waste stripping phase, and is expected to be substantially complete by the end of 2011, (Barrick, 2011). Please refer to Section 15 for more information regarding autoclaving operations.

According to Barrick’s 2009 Annual Report, production in 2011 is expected to be in a similar range to 2010.

Goldstrike open pit and underground mine production data for YE 2010 is provided in Table 18.2.1.1. Effective Q1 2010 Barrick consolidated production from its Storm mine with Goldstrike’s for reporting purposes. As at the date of the filing of this report no production statistics are available in the public domain to allow the authors to differentiate Storm production from Goldstrike production statistics. The reader is cautioned that the production summary, shown below, includes mining ore from the Storm mine, and possibly minor amounts of production from areas within the Goldstrike Properties, which are not attributable to the Franco-Nevada Goldstrike properties royalty.

Table 18.2.1.1: Goldstrike Open Pit and Underground Mine Production Summary (YE 2010)*

Item	2010
Tons Mined (000’s)	123,681
Tons Processed (000’s)	7,993
Average Grade (oz/t)	0.187
Recover Rate (%)	83.0
Production (koz)	1,239

Source: Barrick Mine Statistics (Fourth Quarter 2010).

*Effective Q1 2010, Storm has been consolidated under Goldstrike for reporting purposes.

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18.2.2     Additional Mining Operation Information

According to Barrick’s 2009 Annual Report, ore in stockpiles was expected to be processed by 2035.

According to Barrick’s 2010 Fourth Quarter Year End Report, on April 8, 2010, Barrick entered into an agreement to acquire the remaining 64% interest in the REN joint venture from Centerra Gold Inc. for $36million. The REN property is located next to the Goldstrike operations in Nevada. The transaction closed on July 2, 2010.

18.3        Markets

The following three paragraphs were excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, hedges against future inflation and portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

Barrick’s gold is currently being refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and more liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Gold price volatility remained high in 2010, with the price ranging from $1,045 to $1,431/oz during the year. The average market price for the year of $1,225/oz was an all time high (Barrick, 2011).

18.4        Contracts

Per industry norms specific contracts for mining projects are considered sensitive in nature. Due to the limitations of the information and data contained within the public domain, SRK is unable to comment on the terms of the Goldstrike Properties contracts.

18.5        Environmental Considerations

The following section is excerpted from the Barrick 2009 AIF (March 29, 2010). Changes to standardizations have been made to suit the format of this report.

At December 31, 2009, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 22 to the

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Consolidated Financial Statements), for the property was $71million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. Major expenditure items covered by the asset retirement obligation are long term care and monitoring, surface contouring, waste dump closure and process facility demolition.

18.6                        Taxes and Royalties

18.6.1              Taxes

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income

18.6.2     Royalties

Please refer to Section 3.4 for a description of the royalties.

18.7        Capital and Operating Costs

The capital and operating costs reported in Barrick’s Mine Statistics Fourth Quarter 2010 Report are presented in table 18.7.1. Effective Q1 2010 Barrick consolidated production from its Storm mine with Goldstrike’s for reporting purposes. As at the date of the filing of this report no production statistics are available in the public domain to allow the authors to differentiate Storm production from Goldstrike production statistics. The reader is cautioned that the production costs, show below, includes mining ore from the Storm mine, and possibly minor amounts of production from areas within the Goldstrike Properties, which are not attributable to the Franco-Nevada Goldstrike properties royalty.

Table 18.7.1: Goldstrike Operating and Capital Costs (YE 2010)*

Item	2010
Production Costs/oz
Cash Operating Costs	457
Royalties and Production Taxes	73
Total Cash Costs(1)	530
Amortization(2)	87
Unrealized losses on economic hedge currency and commodity contracts	(2)
Total Production Costs	614
Capital Expenditures(3) (US millions)	96

*Effective Q1 2010, Storm has been consolidated under Goldstrike for reporting purposes.

(1) Total cash costs/oz is non-GAAP financial performance measure with no standard meaning under US GAAP.

(2) Amortization/oz includes inventory purchase accounting adjustments.

(3) Mine statistics report capital expenditures on an accrual basis.

According to Barrick, an expected increase in Goldstrike project expenditures for 2011 and mine site expansion expenditures relates to waste stripping and significant open pit mine development activity, respectively. In addition, exploration and evaluation costs will be higher in 2011.

SRK is unable to perform an independent economic analysis, inclusive of LoM plan and because the royalty holder does not have access to the specific Project economic data.

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19           Interpretation and Conclusions (Item 21)

SRK notes that some of the information residing in the public domain generated internally by Barrick, especially reserves and resources, require NI 43-101 compliance for public disclosure, and as such is assumed to be NI 43-101 compliant.

SRK is not aware of any issues that have not been otherwise disclosed in this report which would materially affect the Project.

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20           Recommendations (Item 22)

SRK makes no further recommendations in regard to the Project or the royalty holder.

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21           References (Item 23)

Barrick Gold Corporation (1998), Barrick Gold Corporation Annual Report 1997, Sedar.com

Barrick Gold Corporation (1999), Barrick Gold Corporation Annual Report 1998, Sedar.com

Barrick Gold Corporation (2000), Barrick Gold Corporation Annual Report 1999, www.barrick.com

Barrick Gold Corporation (2001), Barrick Gold Corporation Annual Report 2000, Sedar.com

Barrick Gold Corporation (2002), Barrick Gold Corporation Annual Report 2001, Sedar.com

Barrick Gold Corporation (May 14, 2003), Annual Information Form, for the year ended December 21, 2002, Sedar.com

Barrick Gold Corporation (2003), Barrick Gold Corporation Annual Report 2002, Sedar.com

Barrick Gold Corporation (2003), Barrick Gold Corporation, Consolidated Financial Statements and Management’s Discussion and Analysis of Financial and Operating Results For the year ended December 31, 2002, In accordance with Canadian Generally Accepted Accounting Principles, Sedar.com

Barrick Gold Corporation (May 19, 2004), Annual Information Form, for the year ended December 31, 2003, Sedar.com

Barrick Gold Corporation (March 15, 2004), Barrick First Quarter 2003 Report, Sedar.com

Barrick Gold Corporation (2004), Barrick Second Quarter Report 2003, Press Release, Sedar.com

Barrick Gold Corporation (March 15, 2004), Barrick Third Quarter Report 2003, www.sedar.com

Barrick Gold Corporation (2004), Barrick Gold Corporation Annual Report 2003, Sedar.com

Barrick Gold Corporation (2004), Barrick Gold Corporation, Consolidated Financial Statements and Management’s Discussion and Analysis of Financial and Operating Results For The Three Months Ended March 31, 2003, In accordance with Canadian Generally Accepted Accounting Principles, Sedar.com

Barrick Gold Corporation (2004), Barrick Gold Corporation, Consolidated Financial Statements and Management’s Discussion and Analysis of Financial and Operating Results for the Six Months Ended June 30, 2003, In accordance with Canadian Generally Accepted Accounting Principles, Sedar.com

Barrick Gold Corporation (2005), Barrick First Quarter 2004, Financial Statements, Sedar.com

Barrick Gold Corporation (2005), Barrick Second Quarter 2004, Financial Statements, Sedar.com

Barrick Gold Corporation (March 30, 2005), Annual Information Form, for the year ended December 31, 2004, Sedar.com

Barrick Gold Corporation (2005), Barrick Gold Corporation Annual Report 2004, Sedar.com

Barrick Gold Corporation (2005), Barrick Third Quarter 2004, Financial Statements, Sedar.com

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Barrick Gold Corporation (February 22, 2006), Year-End Report 2005-February 22, 2006, www.barrick.com

Barrick Gold Corporation (March 30, 2006), Annual Information Form, for the year ended December 31, 2005, Sedar.com

Barrick Gold Corporation (November 2, 2006), Third Quarter Report 2006-November 2, 2006, www.barrick.com

Barrick Gold Corporation (2006), Barrick First Quarter 2005, Financial Statements, Sedar.com

Barrick Gold Corporation (2006), Barrick Second Quarter 2005, Financial Statements, Sedar.com

Barrick Gold Corporation (2006), Barrick Gold Corporation Annual Report 2005, Sedar.com

Barrick Gold Corporation (2007), Barrick Financial Report 2006, Sedar.com

Barrick Gold Corporation (2007), Barrick Gold Corporation Annual Report 2006, Sedar.com

Barrick Gold Corporation (March 30, 2007), Annual Information Form, for the year ended December 31, 2006, Sedar.com

Barrick Gold Corporation (May 1, 2007), First Quarter Report 2007-May 1, 2007, www.barrick.com

Barrick Gold Corporation (August 1, 2007), Second Quarter Report 2007-August 1, 2007, www.barrick.com

Barrick Gold Corporation (2007), Barrick Second Quarter 2007, Financial Statements, Sedar.com

Barrick Gold Corporation (February 20, 2008), Barrick Financial Report 2007, www.barrick.com

Barrick Gold Corporation (March 27, 2008), Annual Information Form, for the year ended December 31, 2007, Sedar.com

Barrick Gold Corporation (2008), Barrick Gold Corporation Annual Report 2007, Sedar.com

Barrick Gold Corporation (2008), Mine Statistics (Gold), www.barrick.com

Barrick Gold Corporation (2009), Mine Statistics (Gold), www.barrick.com

Barrick Gold Corporation (2009), Barrick Gold Corporation Annual Report 2008, Sedar.com

Barrick Gold Corporation (February 20, 2009), Fourth Quarter and Year-End Report, December 31, 2008, www.barrick.com

Barrick Gold Corporation (March 25, 2009), Barrick Gold Corporation Annual Report 2008, www.barrick.com

Barrick Gold Corporation (March 30, 2009), Annual Information Form, for the year ended December 31, 2008, Sedar.com

Barrick Gold Corporation (February 18, 2010), Fourth Quarter and Year-End Report 2009, www.barrick.com

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Barrick Gold Corporation (March 29, 2010), Annual Information Form, for the year ended December 31, 2009, Sedar.com

Barrick Gold Corporation (April 1, 2010), Barrick Gold Corporation Amended Annual Report 2009, www.barrick.com

Barrick Gold Corporation (February 17, 2011), Fourth Quarter and Year-End Report 2010, www.barrick.com

Barrick Gold Corporation (February 17, 2011), Q4 2010 Financial and Operating Results Press Release, www.barrick.com

Barrick Gold Corporation (March 1, 2011), Revised 2010 Year End Management’s Discussion & Analysis, www.barrick.com

Barrick Gold Corporation (March 22, 2011), Barrick Gold Corporation Annual Report 2010, www.barrick.com

Barrick Gold Corporation (Unknown), Goldstrike Mine Responsibility Report, www.barrick.com

Barrick Gold Corporation (Unknown), AA Block Leach Pad Reclamation

Barrick Gold Corporation (Unknown), Hydrologic, Erosional and Revegetation Performance Evaluation of the AA Heap Leach Pad Closure at Barrick’s Goldstrike Mine

Barrick Gold Corporation (Unknown), 2009 Outlook, www.barrick.com

Barrick Gold Corporation (Unknown), 2010 Responsibility Report, www.barrick.com

Barrick Gold Corporation (Unknown), 2010 Mine Statistics, www.barrick.com

Barrick Gold Corporation (Unknown), 2011 Outlook, www.barrick.com

Bettles, Keith (2002), Exploration and Geology, 1962 to 2002, At the Goldstrike Property, Carlin Trend, Nevada

Clode, Chris H. et al. (Unknown), Geology of the Deep Star Gold Deposit

Guilbert, John M. and Park, Jr., Charles F. (1986) The Geology of Ore Deposits

Holmgren Bruce (October 2002), Nevada Division of Environmental Protection Fact Sheet, (pursuant to NAC 445A.236)

http://leg.state.nv.us/26th2010Special/Bills/AB/AB6_EN.pdf (2011)

http://edocket.access.gpo.gov/2009/pdf/E9-15248.pdf (2011)

http://www.nbmg.unr.edu/dox/l6.pdf (2011)

Jory, John (Unknown), Stratigraphy and Host Rock Controls of Gold Deposits of the Northern Carlin Trend

Keith, Stanley B. (2003), Preliminary Geologic Maps of the Northern Portion of the Carlin gold Belt (North Trend), Nevada, MagmaChem, L.L.C., Nevada Bureau of Mines and Geology

Kuchler, A. (1975) Map of the potential natural vegetation of the conterminous United States, American Geographical Society, New York

21-3

Metals Economics Group Database (May 2007), Goldstrike, www.metalseconomics.com

Metals Economics Group Database (March 2008), Goldstrike, www.metalseconomics.com

Moore, Steve et al. (Unknown), Geology of the Northern Carlin Trend, Map

Nevada Bureau of Mines and Geology (2003), The Nevada Mineral Industry 2002

Peters, Stephen G. et al. (1998), Oreshoot Zoning in the Carlin-type Betze Orebody, Goldstrike Mine, Eureka County, Nevada, USGS

Romberger, S.B. (1988), Disseminated Gold Deposits, Edited by Roberts, RG and Sheahan PA, Ore Deposit Models

Teal, Lewis et al. (2002), Geologic Overview of the Carlin Trend Gold Deposits, NBMG

The Mining News (April 29, 2005), High Gold Prices Shine Up Barrick Profit

Theodore, Ted G. et al. (2003), Geologic Map of the Beaver Peak Quadrangle, Elko and Eureka Counties, Nevada, USGS

Thompson et al. (2002), Gold Deposits of the Carlin Trend, Nevada Bureau of Mines and Geology

Vega, Francisco (April 24, 2007), Barrick Goldstrike Mines Inc., Class I (Title V) Air Quality Operating Permit-Minor Revision Air Case 07AP0323, Permit AP1041-0739.01, Nevada Division of Environmental Protection

Wendt, Clancy J. (2003), Nevada Mineral Trends

www.barrick.com (2007, 2008, 2009, 2010)

www.blm.gov (2007, 2008, 2010)

www.infomine.com (2007, 2008)

www.intierra.com (2010, 2011)

www.meg.com (2007, 2008, 2009, 2010, 2011)

www.minerals.state.nv.us (2007, 2008, 2010)

21-4

22                                  Glossary

22.1                        Mineral Resources and Reserves

22.1.1              Mineral Resources

As reported by Barrick, SRK assumes the mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines”. Accordingly, the Resources are classified as Measured, Indicated or Inferred, the Reserves are classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

22.1.2     Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

22-1

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

22-2

22.2        Glossary

Table 22.2.1: Glossary

Term	Definition
Assay:	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure:	All other expenditures not classified as operating costs.
Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dip:	Angle of inclination of a geological feature/rock from the horizontal.
Fault:	The surface of a fracture along which movement has occurred.
Gangue:	Non-valuable components of the ore.
Grade:	The measure of concentration of gold within mineralized rock.
Hangingwall:	The overlying side of an orebody or slope.
Haulage:	A horizontal underground excavation which is used to transport mined ore.
Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
LoM Plans:	Life-of-Mine plans.
Material Properties:	Mine properties.
Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease:	A lease area for which mineral rights are held.
Mining Assets:	The Material Properties and Significant Exploration Properties.
Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve:	See Mineral Reserve.
Shaft:	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting:

A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Stratigraphy:	The study of stratified rocks in terms of time and space.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide:	A sulfur bearing mineral.
Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening:	The process of concentrating solid particles in suspension.

22-3

Abbreviations

The Imperial system has been used throughout this report unless otherwise stated. All currency is in U.S. dollars. Market prices are reported in US$ per troy oz of gold. Tons are Imperial, or 2,000lbs unless otherwise noted. The following abbreviations are used in this report.

Table 22.2.2: Abbreviations

Abbreviation	Unit or Term
A	ampere
AA	atomic adsorption
Au	gold
AuEq	gold equivalent grade
Barrick	Barrick Gold Corporation
BLM	Bureau of Land Management
°C	degrees Centigrade
CoG	Cut-off-Grade
CO2	Carbon dioxide
CSA	Canadian Securities Administration
CSS	closed-side setting
°	degree (degrees)
Eq	Equivalent
FA	fire assay
Franco-Nevada	Franco-Nevada Corporation
ft	foot (feet)
g	gram
g/t	grams per ton
ha	hectares
hp	horsepower
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tons
kt/day	thousand tons per day
kt/y	thousand tons per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric ton
lb	pound
LoM	Life-of-Mine
m	meter
Moz	million troy ounces
Mt	million tons
MW	million watts
m.y.	million years
Newmont	Newmont Mining Corporation
NI 43-101	Canadian National Instrument 43-101
NPI	net profit interest
NSR	net smelter return
oz	troy ounce
%	percent
PanCana	PanCana Minerals Ltd.

22-4

Table 22.2.2: Abbreviations (Cont.)

Abbreviation	Unit or Term
PLC	Programmable Logic Controller
QA/QC	Quality Assurance/Quality Control
QP	Qualified Person
RoM	Run-of-Mine
SEC	U.S. Securities & Exchange Commission
t	ton (2,000 pounds)
t/day	tons per day
t/hr	tons per hour
t/yr	tons per year
W	Watt
wt	weight
WSMC	Western States Minerals Corporation
yr	year

22-5

Appendix A

Certificate of Author

SRK Consulting (U.S.), Inc. 7175 West Jefferson Avenue, Suite 3000 Lakewood, Colorado USA 80235 e-mail: denver@srk.com web: www.srk.com Tel: 303.985.1333 Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, Neal Rigby, CEng do hereby certify that:

1.               I am a Principal of:

SRK Consulting (US), Inc.

7175 W. Jefferson Ave, Suite 3000

Lakewood, CO, USA, 80235

2.               I graduated with a BSc degree in Mineral Exploitation with first class honors in 1974 and a PhD in Mining Engineering in 1977 both from the University of Wales, UK.

3.               I am a member of the Institute of Materials, Mining and Metallurgy.

4.               I have worked as a mining engineer for a total of 36 years since my graduation from university.

5.               I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.               I am responsible for the content, compilation, and editing of all sections of the technical report, titled, Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, NV, and dated March 24, 2011 (the “Technical Report”) relating to the Goldstrike Properties Royalty. I have not personally visited the Goldstrike Project properties.

7.               I have had prior involvement with the property that is the subject of the Technical Report. I was the QP responsible for the content, compilation, and editing of all sections of the technical report, titled, Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, NV, and dated October 23, 2007, the technical report titled Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, NV, and dated March 26, 2009 and the technical report titled Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, NV, and dated March 25, 2010, all relating to the Goldstrike Properties Royalty.

8.               I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.               I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

Group Offices in:	North American Offices:
Australia	Denver	303.985.1333
North America	Elko	775.753.4151
Southern Africa	Reno	775.828.6800
South America	Tucson	520-544-3688
United Kingdom	Toronto	416.601.1445
	Vancouver	604.681.4196
	Yellowknife	867-699-2430

10.         I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 24th Day of March, 2011.

Signed
Dr. Neal Rigby, CEng, MIMMM, PhD

2

Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, NV, March 22, 2011.

Dated this 24th Day of March, 2011.

SRK Consulting (U.S.), Inc.

Signed
Dr. Neal Rigby, CEng, MIMMM, PhD